UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022
Commission File Number: 001-40649

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REE AUTOMOTIVE LTD.
(Translation of registrant’s name into English)

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Kibbutz Glil-Yam
4690500, Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) hereby furnishes the following documents:

i.       proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 5:00 p.m. (Israel time), on October 21, 2022, at the Company’s offices at Kibbutz Glil-Yam 4690500, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

ii.      form of proxy card for use in connection with the Meeting.

The proxy statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the form of proxy card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit 99.1 and Exhibit 99.2 to this Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-258963) and Form S-8 (File No. 333-261130).

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Proxy Statement for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on October 21, 2022.
99.2	Form of Proxy Card for Annual General Meeting of Shareholders of REE Automotive Ltd., to be held on October 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2022

REE Automotive Ltd.
By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel